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August 15, 2022	Chelsea M. Childs T +1 415 315 6374 chelsea.childs@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attn: Valerie Lithotomos

Re:
Versus Capital Real Assets Fund LLC (File No. 811-23201) and Versus Capital Multi-Manager Real Estate Income Fund LLC (File No. 811-22534) (each a “Fund” and together the “Funds”) Responses to Comments on Preliminary Proxy Statement filed on Schedule 14A

Ladies and Gentlemen:

On August 10, 2022, Ms. Valerie Lithotomos of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Chelsea Childs and Ryan Martins of Ropes & Gray LLP, counsel to the Funds, in connection with the Staff’s review of a preliminary proxy statement and proxy card for a special meeting of shareholders of each Fund (the “Preliminary Proxy Statement”), pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, filed on August 2, 2022.

The Staff’s comments, together with the Funds’ responses thereto, are set forth below.  Capitalized terms not defined in this letter have the same meaning as in the Preliminary Proxy Statement.

1.	Comment: Please advise the Staff supplementally as to the current status of the Transaction.

Response: The Adviser entered into a securities purchase and merger agreement with Colliers on June 29, 2022 in contemplation of the Transaction. The closing of the Transaction is contingent on shareholders of each Fund approving each of Proposal 2: Approval of New Investment Management Agreements and Proposal 3: Approval of New Investment Sub-Advisory Agreements, as set forth in the Preliminary Proxy Statement.

2.
Comment: The Staff notes that the Preliminary Proxy Statement states that the new investment management agreements clarify the Adviser’s “power to delegate any of the Adviser’s duties to one or more sub-advisers.” Please clarify that the Adviser’s authority in this regard would be subject to shareholders’ approval of any such sub-advisory agreement, absent applicable exemptive relief from the SEC.

- 2 -	August 15, 2022
Response: The disclosure has been updated accordingly.

3.
Comment: Please add “during the past 5 years” to the “Other Public Company Directorships Held by Director” column in the “Nominees and Directors” table which accompanies Proposal 1: Election of Directors.

Response: The Funds note that Item 18.1 and Instruction 18.1.4 of Form N-2 do not specify that the Other Directorships column include information for the past 5 years, as is the case with the Principal Occupation column in the table. Accordingly, the Funds believe it is appropriate to reflect this information as of the present day and respectfully decline to make the requested change.

4.
Comment: The Staff notes that the Preliminary Proxy Statement states that the expense provisions of the new investment management agreements remain substantially unchanged. Please confirm supplementally that the Funds will not bear any additional expenses not presently borne under the current investment management agreements.

Response: Confirmed.

5.
Comment: If there is a contractual fee waiver in place with respect to a Fund, please confirm supplementally that, if such waiver is included in the fee table in the Fund’s prospectus, the Adviser may not unilaterally terminate said fee waiver.

Response: There are currently no fee waivers in place for either Fund.

6.
Comment: With respect to the investment sub-advisory agreements with Security Capital and PrinREI, each in respect of VCMIX, please explain supplementally the Adviser’s authority to direct the Fund to bear the sub-advisory fees.

Response: The Fund notes that this arrangement is presently in place under the terms of the Fund’s current investment management agreement between the Adviser and the Fund (which provides that the Adviser shall direct the Fund to pay to each sub-adviser a sub-advisory fee, as agreed upon between the Adviser and each sub-adviser, out of the Fund’s assets) and the current sub-advisory agreements between the Adviser and each of Security Capital and PrinREI. Each of these agreements has been approved by the Fund’s shareholders and Board of Directors. The Fund also notes that this arrangement has been, and continues to be, clearly disclosed to shareholders in the Fund’s registration statement, including in the Fund’s fee table.

7.	Comment: Please confirm supplementally whether there are any changes proposed to the liability provisions in the new investment sub-advisory agreements.

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Response: The Funds note that the changes are described in the Preliminary Proxy Statement under the Limitation of Liability section of Proposal 3: Approval of New Investment Sub‑Advisory Agreements. The Funds confirm that there are no substantial additional changes not described therein.

8.	Comment: Please indicate supplementally whether the Funds expect there will be broker-non votes.

Response: The Funds expect to receive broker non-votes due to the way certain intermediary platforms handle “routine” proposals such as Proposal 1: Election of Directors.

9.	Comment: Please confirm that all blanks and bracket items will be completed in advance of the definitive filing.

Response: Confirmed. The disclosure has been updated accordingly.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at 415-315-6374.

Sincerely,

/s/ Chelsea M. Childs
Chelsea M. Childs

cc:	Steve Andersen, Versus Capital Advisors LLC
Jill Varner, Versus Capital Advisors LLC
Brian Petersen, Versus Capital Advisors LLC
Sarah Clinton, Ropes & Gray LLP